Exhibit 99.1

CDK Global, Inc.

Consolidated Statements of Operations

(In millions, except per share amounts)

(Unaudited)

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2022	2021	2022	2021
Revenue	$459.7	$433.1	$1,336.4	$1,253.1

Expenses:
Cost of revenue	241.2	221.3	697.8	653.7
Selling, general and administrative expenses	98.6	90.2	295.3	263.8
Litigation provision	—	—	—	12.0
Total expenses	339.8	311.5	993.1	929.5
Operating earnings	119.9	121.6	343.3	323.6

Interest expense	(22.3)	(32.2)	(66.0)	(101.2)
Gain (loss) on extinguishment of debt	—	(2.2)	2.1	(2.2)
Loss from equity method investment	(3.0)	(19.6)	(5.6)	(24.8)
Other income, net	1.4	3.6	8.4	32.3

Earnings before income taxes	96.0	71.2	282.2	227.7

Provision for income taxes	(25.9)	(24.1)	(75.1)	(73.8)

Net earnings from continuing operations	70.1	47.1	207.1	153.9
Net (loss) earnings from discontinued operations	(2.4)	815.8	(0.3)	837.1
Net earnings	67.7	862.9	206.8	991.0
Less: net earnings attributable to noncontrolling interest	1.6	2.0	5.3	6.1
Net earnings attributable to CDK	$66.1	$860.9	$201.5	$984.9

Net earnings (loss) attributable to CDK per share - basic:
Continuing operations	$0.58	$0.37	$1.70	$1.21
Discontinued operations	(0.02)	6.69	—	6.87
Total net earnings attributable to CDK per share - basic	$0.56	$7.06	$1.70	$8.08

Net earnings (loss) attributable to CDK per share - diluted:
Continuing operations	$0.58	$0.36	$1.68	$1.21
Discontinued operations	(0.02)	6.64	—	6.83
Total net earnings attributable to CDK per share - diluted	$0.56	$7.00	$1.68	$8.04

Weighted average common shares outstanding:
Basic	117.1	122.0	118.8	121.9
Diluted	118.1	122.9	119.7	122.5

See notes to the consolidated financial statements.

CDK Global, Inc.

Consolidated Statements of Comprehensive Income

(In millions)

(Unaudited)

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2022	2021	2022	2021
Net earnings	$67.7	$862.9	$206.8	$991.0
Total other comprehensive income (loss):
Currency translation adjustments	0.5	37.6	(1.5)	98.0
Unrealized gain on available-for-sale security	—	—	0.2	—
Total other comprehensive income (loss)	0.5	37.6	(1.3)	98.0
Comprehensive income	68.2	900.5	205.5	1,089.0
Less: comprehensive income attributable to noncontrolling interest	1.6	2.0	5.3	6.1
Comprehensive income attributable to CDK	$66.6	$898.5	$200.2	$1,082.9

See notes to the consolidated financial statements.

CDK Global, Inc.

Consolidated Balance Sheets

(In millions, except par values)

(Unaudited)

	March 31,	June 30,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$120.3	$157.0
Accounts receivable, net	241.6	236.4
Other current assets	145.6	168.9
Total current assets	507.5	562.3
Property, plant and equipment, net of accumulated depreciation of $244.6 and $236.4, respectively	73.4	71.8
Other assets	479.8	448.7
Goodwill	1,438.2	1,297.1
Intangible assets, net	383.7	332.7
Total assets	$2,882.6	$2,712.6

Liabilities and Stockholders' Equity
Current liabilities:
Current maturities of long-term debt and finance lease liabilities	$10.2	$7.1
Accounts payable	25.9	29.0
Accrued expenses and other current liabilities	226.8	188.1
Litigation liability	34.0	34.0
Accrued payroll and payroll-related expenses	79.5	81.5
Deferred revenue	28.2	28.6
Total current liabilities	404.6	368.3
Long-term liabilities:
Debt and finance lease liabilities	1,777.6	1,586.5
Deferred income taxes	117.2	111.4
Deferred revenue	37.0	40.4
Other liabilities	99.4	111.1
Total liabilities	2,435.8	2,217.7

Stockholders' Equity:
Preferred stock, $0.01 par value: 50.0 shares authorized; none issued and outstanding	—	—
Common stock, $0.01 par value: 650.0 shares authorized; 160.3 and 160.3 shares issued, respectively; 116.7 and 121.5 shares outstanding, respectively	1.6	1.6
Additional paid-in capital	733.3	715.1
Retained earnings	2,144.4	1,997.4
Treasury stock, at cost: 43.6 and 38.8 shares, respectively	(2,517.9)	(2,306.0)
Accumulated other comprehensive income	71.4	72.7
Total CDK stockholders' equity	432.8	480.8
Noncontrolling interest	14.0	14.1
Total stockholders' equity	446.8	494.9
Total liabilities and stockholders' equity	$2,882.6	$2,712.6

See notes to the consolidated financial statements.

CDK Global, Inc.

Consolidated Statements of Cash Flows

(In millions)

(Unaudited)

	Nine Months Ended
	March 31,
	2022	2021
Cash Flows from Operating Activities
Net earnings	$206.8	$991.0
Less: net (loss) earnings from discontinued operations	(0.3)	837.1
Net earnings from continuing operations	207.1	153.9
Adjustments to reconcile net earnings from continuing operations to cash flows provided by operating activities, continuing operations:
Depreciation and amortization	91.7	71.1
(Gain) loss on extinguishment of debt	(2.1)	2.2
Loss from equity method investment	5.6	24.8
Deferred income taxes	1.3	0.7
Stock-based compensation expense	45.6	31.7
Other	5.5	7.0
Changes in assets and liabilities, net of effect from acquisitions of businesses:
Accounts receivable	(3.3)	(5.1)
Other assets	(7.4)	(43.8)
Accounts payable	(10.6)	(4.8)
Accrued expenses and other liabilities	(8.9)	16.2
Net cash flows provided by operating activities, continuing operations	324.5	253.9
Net cash flows provided by (used in) operating activities, discontinued operations	(2.1)	6.9
Net cash flows provided by operating activities	322.4	260.8

Cash Flows from Investing Activities
Capital expenditures	(10.8)	(15.2)
Capitalized software	(83.7)	(51.0)
Acquisitions of businesses, net of cash acquired	(154.2)	(18.1)
Net cash flows used in investing activities, continuing operations	(248.7)	(84.3)
Net cash flows provided by investing activities, discontinued operations	1.9	1,380.9
Net cash flows provided by (used in) investing activities	(246.8)	1,296.6

Cash Flows from Financing Activities
Net proceeds (repayments) from revolving credit facilities	190.0	(15.0)
Repayments of long-term debt and lease liabilities	(5.7)	(578.0)
Dividends paid to stockholders	(53.3)	(54.8)
Repurchases of common stock	(229.1)	—
Proceeds from exercises of stock options	—	2.1
Withholding tax payments for stock-based compensation awards	(8.9)	(4.5)
Dividend payments to noncontrolling owners	(5.4)	(6.2)
Net cash flows used in financing activities, continuing operations	(112.4)	(656.4)
Net cash flows used in financing activities, discontinued operations	—	—
Net cash flows used in financing activities	(112.4)	(656.4)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash, including cash classified as current assets held for sale	(0.7)	21.1
Net change in cash, cash equivalents, and restricted cash, including cash classified as current assets held for sale	(37.5)	922.1
Net change in cash classified in current assets held for sale	—	134.9
Net change in cash, cash equivalents, and restricted cash	(37.5)	1,057.0

Cash, cash equivalents, and restricted cash, beginning of period	177.2	97.3
Cash, cash equivalents, and restricted cash, end of period	$139.7	$1,154.3

	Nine Months Ended
	March 31,
	2022	2021
Reconciliation of cash, cash equivalents, and restricted cash to the Consolidated Balance Sheets
Cash and cash equivalents	$120.3	$1,131.8
Restricted cash in funds held for clients included in other current assets	19.4	22.5
Total cash, cash equivalents, and restricted cash	$139.7	$1,154.3

Supplemental Disclosures
Cash paid for:
Income taxes and foreign withholding taxes, net of refunds, continuing operations	$52.9	$62.7
Interest	56.1	81.7

Non-cash investing and financing activities, continuing operations:
Capitalized property and equipment obtained under lease	11.3	12.7
Lease liabilities incurred	(11.3)	(12.7)
Capital expenditures and capitalized software, accrued not paid	7.3	0.3

See notes to the consolidated financial statements.

CDK Global, Inc.

Consolidated Statements of Stockholders' Equity

(In millions)

(Unaudited)

	Three Months Ended March 31, 2022
	Common Stock		Additional			Accumulated Other	Total CDK	Non-	Total
	Shares		Paid-in	Retained	Treasury	Comprehensive	Stockholders'	controlling	Stockholders'
	Issued	Amount	Capital	Earnings	Stock	Income	Equity	Interest	Equity
Balance as of December 31, 2021	160.3	$1.6	$719.8	$2,096.1	$(2,486.0)	$70.9	$402.4	$14.0	$416.4
Net earnings	—	—	—	66.1	—	—	66.1	1.6	67.7
Foreign currency translation adjustments	—	—	—	—	—	0.5	0.5	—	0.5
Stock-based compensation expense and related dividend equivalents	—	—	15.9	(0.3)	—	—	15.6	—	15.6
Common stock issued for the exercise and vesting of stock-based compensation awards, net	—	—	(2.4)	—	1.6	—	(0.8)	—	(0.8)
Dividends paid to stockholders ($0.15 per share)	—	—	—	(17.5)	—	—	(17.5)	—	(17.5)
Repurchases of common stock	—	—	—	—	(33.5)	—	(33.5)	—	(33.5)
Dividend payments to noncontrolling owners	—	—	—	—	—	—	—	(1.6)	(1.6)
Balance as of March 31, 2022	160.3	$1.6	$733.3	$2,144.4	$(2,517.9)	$71.4	$432.8	$14.0	$446.8

	Three Months Ended March 31, 2021
	Common Stock		Additional			Accumulated Other	Total CDK	Non-	Total
	Shares		Paid-in	Retained	Treasury	Comprehensive	Stockholders'	controlling	Stockholders'
	Issued	Amount	Capital	Earnings	Stock	Income	Equity	Interest	Equity
Balance as of December 31, 2020	160.3	$1.6	$696.3	$1,124.4	$(2,295.3)	$34.5	$(438.5)	$13.3	$(425.2)
Net earnings	—	—	—	860.9	—	—	860.9	2.0	862.9
Foreign currency translation adjustments	—	—	—	—	—	37.6	37.6	—	37.6
Stock-based compensation expense and related dividend equivalents	—	—	9.3	(0.4)	—	—	8.9	—	8.9
Common stock issued for the exercise and vesting of stock-based compensation awards, net	—	—	(0.6)	—	0.4	—	(0.2)	—	(0.2)
Dividends paid to stockholders ($0.15 per share)	—	—	—	(18.3)	—	—	(18.3)	—	(18.3)
Balance as of March 31, 2021	160.3	$1.6	$705.0	$1,966.6	$(2,294.9)	$72.1	$450.4	$15.3	$465.7

See notes to the consolidated financial statements.

CDK Global, Inc.

Consolidated Statements of Stockholders' Equity (Deficit)

(In millions)

(Unaudited)

	Nine Months Ended March 31, 2022
	Common Stock		Additional			Accumulated Other	Total CDK	Non-	Total
	Shares		Paid-in	Retained	Treasury	Comprehensive	Stockholders'	controlling	Stockholders'
	Issued	Amount	Capital	Earnings	Stock	Income	Equity	Interest	Equity
Balance as of June 30, 2021	160.3	$1.6	$715.1	$1,997.4	$(2,306.0)	$72.7	$480.8	$14.1	$494.9
Net earnings	—	—	—	201.5	—	—	201.5	5.3	206.8
Foreign currency translation adjustments	—	—	—	—	—	(1.5)	(1.5)	—	(1.5)
Unrealized gain on available-for-sale security	—	—	—	—	—	0.2	0.2	—	0.2
Stock-based compensation expense and related dividend equivalents	—	—	44.3	(1.2)	—	—	43.1	—	43.1
Common stock issued for the exercise and vesting of stock-based compensation awards, net	—	—	(26.1)	—	17.2	—	(8.9)	—	(8.9)
Dividends paid to stockholders ($0.45 per share)	—	—	—	(53.3)	—	—	(53.3)	—	(53.3)
Repurchases of common stock	—	—	—	—	(229.1)	—	(229.1)	—	(229.1)
Dividend payments to noncontrolling owners	—	—	—	—	—	—	—	(5.4)	(5.4)
Balance as of March 31, 2022	160.3	$1.6	$733.3	$2,144.4	$(2,517.9)	$71.4	$432.8	$14.0	$446.8

	Nine Months Ended March 31, 2021
	Common Stock		Additional			Accumulated Other	Total CDK	Non-	Total
	Shares		Paid-in	Retained	Treasury	Comprehensive	Stockholders'	controlling	Stockholders'
	Issued	Amount	Capital	Earnings	Stock	Income	Equity	Interest	Equity
Balance as of June 30, 2020	160.3	$1.6	$687.9	$1,045.5	$(2,305.2)	$(25.9)	$(596.1)	$15.4	$(580.7)
Cumulative impact of ASC 326 - current expected credit losses, net of tax	—	—	—	(8.2)	—	—	(8.2)	—	(8.2)
Net earnings	—	—	—	984.9	—	—	984.9	6.1	991.0
Foreign currency translation adjustments	—	—	—	—	—	98.0	98.0	—	98.0
Stock-based compensation expense and related dividend equivalents	—	—	29.8	(0.8)	—	—	29.0	—	29.0
Common stock issued for the exercise and vesting of stock-based compensation awards, net	—	—	(12.7)	—	10.3	—	(2.4)	—	(2.4)
Dividends paid to stockholders ($0.45 per share)	—	—	—	(54.8)	—	—	(54.8)	—	(54.8)
Dividend payments to noncontrolling owners	—	—	—	—	—	—	—	(6.2)	(6.2)
Balance as of March 31, 2021	160.3	$1.6	$705.0	$1,966.6	$(2,294.9)	$72.1	$450.4	$15.3	$465.7

See notes to the consolidated financial statements.

CDK Global, Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts in millions, except per share amounts)

(Unaudited)

Note 1. Basis of Presentation

Description of Business. CDK Global, Inc. (the "Company" or "CDK") is a leading provider of retail technology and software as a service ("SaaS") solutions that help dealers and auto manufacturers run their businesses more efficiently, drive improved profitability and create frictionless purchasing and ownership experiences for consumers. Today, CDK serves over 15,000 retail locations in North America.

Basis of Preparation. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and the rules and regulations of the U.S. Securities and Exchange Commission ("SEC"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect assets, liabilities, revenue, and expenses that are reported in the accompanying financial statements and footnotes thereto. Actual results may differ from those estimates and assumptions.

The accompanying consolidated financial statements reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods. Interim financial results are not necessarily indicative of financial results for a full year. The financial statements in this Quarterly Report on Form 10-Q should be read in conjunction with the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2021 (the "Annual Report").

Note 2. Summary of Significant Accounting Policies

The Company's significant accounting policies are described in the aforementioned Annual Report. Included below are certain updates to those policies.

Funds Receivable and Funds Held for Clients and Client Fund Obligations. Funds receivable and funds held for clients represent amounts received or expected to be received from clients in advance of performing titling and registration services on behalf of those clients. These amounts are classified in other current assets on the Consolidated Balance Sheets. The total amount due to remit for titling and registration obligations with the department of motor vehicles is recorded to client fund obligations which is classified as accrued expenses and other current liabilities on the Consolidated Balance Sheets. Funds receivable was $42.0 million and $42.7 million, and funds held for clients was $19.4 million and $20.2 million as of March 31, 2022 and June 30, 2021, respectively. Client fund obligations were $61.4 million and $62.9 million as of March 31, 2022 and June 30, 2021, respectively.

Internal Use Software and Computer Software to be Sold, Leased, or Otherwise Marketed. The Company incurred expenses to research, develop, and deploy new and enhanced solutions of $23.6 million and $19.4 million for the three months ended March 31, 2022 and 2021, respectively, and $59.7 million and $55.7 million for the nine months ended March 31, 2022 and 2021, respectively. These expenses were classified in cost of revenue on the Consolidated Statements of Operations. Additionally, the Company had cash flows used for qualifying capitalized software development cost of $83.7 million and $51.0 million for the nine months ended March 31, 2022 and 2021, respectively.

Fair Value of Financial Instruments. Cash and cash equivalents, accounts receivable, other current assets, accounts payable, and other current liabilities are reflected on the Consolidated Balance Sheets at cost, which approximates fair value due to the short-term nature of these instruments. The carrying value of the Company's revolving credit facility (as described in Note 10 - Debt), including accrued interest, approximates fair value based on the Company's current estimated incremental borrowing rate for similar types of arrangements.

Investments. The carrying amount of equity investments, included in other assets on the Consolidated Balance Sheets include $21.0 million and $20.0 million as of March 31, 2022 and June 30, 2021, respectively, related to equity investments that are accounted for under the cost method as they do not have a readily determinable fair value. The remaining investments, which are accounted for under the equity method, totaled $25.3 million and $30.4 million as of March 31, 2022 and June 30, 2021, respectively.

Note 3. New Accounting Pronouncements

Recently Adopted Accounting Pronouncements. In December 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2019-12, "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes," ("ASU 2019-12"), which simplifies the accounting for income taxes in various areas. ASU 2019-12 is effective for public business entities for fiscal years beginning after December 15, 2020, including interim periods therein. The Company adopted ASU 2019-12 on July 1, 2021. The adoption of the new standard did not have a material impact on the Company's consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08 "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts With Customers" ("ASU 2021-08"). ASU 2021-08 requires companies to apply "Revenue from Contracts with Customers (Topic 606)" ("ASC 606") when recognizing and measuring contract assets and contract liabilities acquired in a business combination. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022 and interim periods within those fiscal years. Early adoption is permitted. The Company elected to adopt ASU 2021-08 effective October 1, 2021. ASU 2021-08 will apply to all business combinations that occur during fiscal year ended June 30, 2022. The adoption of the new standard did not have a material impact on the Company's consolidated financial statements.

Recently Issued Accounting Pronouncements. In July 2021, the FASB issued ASU No. 2021-05 "Leases (Topic 842): Lessors — Certain Leases with Variable Lease Payments," ("ASU 2021-05"). ASU 2021-05 requires lessors to classify leases as operating leases if they have variable lease payments that do not depend on an index or rate and would have selling losses if they were classified as sales-type or direct financing leases. ASU 2021-05 is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The Company does not expect the adoption to have a material impact on its consolidated financial statements.

Note 4. Discontinued Operations

International Business. On March 1, 2021, the Company completed its sale of the CDK International business ("International Business") to Francisco Partners. The Company provided limited services to Francisco Partners to assist in the integration of the International Business through February 2022. The financial results are presented in net earnings from discontinued operations in the Consolidated Statements of Operations for all periods presented.

Digital Marketing Business. On April 21, 2020, the Company completed its sale of the Digital Marketing Business to Sincro LLC, a newly formed company owned by Ansira Partners, Inc., which is a subsidiary of Advent International.

The following table summarizes the comparative financial results of discontinued operations which are presented in net earnings from discontinued operations in the Consolidated Statements of Operations:

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2022	2021	2022	2021
Revenue	$—	$62.9	$—	$223.5
Cost of revenue	—	25.4	—	100.8
Selling, general and administrative expenses	0.2	37.3	0.9	83.6
Restructuring expenses	—	—	—	11.2
Operating earnings (loss)	(0.2)	0.2	(0.9)	27.9
Interest expense	—	—	—	(0.1)
Other income, net	—	2.2	—	2.5
Earnings (loss) before income taxes	(0.2)	2.4	(0.9)	30.3
Gain on sale of the International Business	—	965.6	1.9	965.6
Provision for income taxes	(2.2)	(157.2)	(1.3)	(164.6)
Net earnings (loss) from discontinued operations - International Business	$(2.4)	$810.8	$(0.3)	$831.3

Net earnings from discontinued operations - Digital Marketing Business	$—	$5.0	$—	$5.8

Net earnings (loss) from discontinued operations	$(2.4)	$815.8	$(0.3)	$837.1

Note 5. Acquisition

Salty Dot, Inc. On October 1, 2021, the Company acquired all of the outstanding equity of Salty Dot, Inc.("Salty"), a privately held automobile insurance technology solution provider. The acquisition is being recorded using the acquisition method of accounting, which requires, among other things, the assets acquired and liabilities assumed to be recognized at their respective fair values as of the acquisition date. Under the acquisition method, total consideration was determined to be $181.6 million, subject to customary adjustments. Total consideration includes the fair value of contingent payments. The fair value of contingent payments, determined using an option pricing model, was estimated at $23.7 million as of the acquisition date. The range of contingent payments is zero to $147.0 million with the final amount dependent on the achievement of certain revenue and gross margin milestones over the 3-year period following acquisition.

The following table summarizes the amounts recognized for assets acquired and liabilities assumed as of the acquisition date, subject to the finalized purchase price allocation:

Cash and cash equivalents	$6.2
Intangible assets	38.1
Other assets	0.9
Other liabilities	(4.7)
Total identifiable net assets	$40.5
Goodwill	141.1
Total consideration	$181.6

The intangible assets acquired primarily relate to software that is being amortized over a useful life of 8 years. The goodwill resulting from this acquisition reflects expected synergies resulting from adding Salty products and processes to the Company's portfolio. The acquired goodwill is not deductible for tax purposes.

The results of operations for Salty has been included in the Consolidated Statements of Operations from the date of acquisition.

Note 6. Revenue

Contract Balances

Accounts Receivable

A receivable is recorded when an unconditional right to invoice and receive payment exists, such that only the passage of time is required before payment of consideration is due. The Company receives payments from customers based upon contractual billing schedules. Payment terms can vary by contract, but the period between invoicing and when payments are due is not significant. The timing of revenue recognition may differ from the timing of invoicing to customers. Included in accounts receivable on the Consolidated Balance Sheets are unbilled receivable balances which have not yet been invoiced. As of March 31, 2022, the balance of accounts receivable, net of allowances for doubtful accounts, was $241.6 million, inclusive of unbilled receivables of $1.5 million. As of June 30, 2021, the balance of accounts receivable, net of allowances for doubtful accounts, was $236.4 million, inclusive of unbilled receivables of $1.8 million.

Contract Assets

A contract asset is recognized when a conditional right to consideration exists and transfer of control has occurred. Contract assets are typically related to subscription contracts where the transaction price allocated to the satisfied performance obligation exceeds the value of billings to-date. Contract assets are reported in a net position on a contract-by-contract basis and are included in other current assets for the current portion and other assets for the long-term portion on the Consolidated Balance Sheets. The Company regularly reviews contract asset balances for impairment, considering factors such as historical experience, credit-worthiness, age of the balance, and other economic or business factors. Refer to Note 8 – Allowance for Credit Losses for more information about credit losses. Contract asset impairments were not significant in the nine months ended March 31, 2022 and 2021. Contract assets were $60.0 million and $64.3 million as of March 31, 2022 and June 30, 2021, respectively.

Deferred Revenue

The Company's deferred revenue primarily consists of payments received from customers, or such consideration that is contractually due, in advance of providing the product or performing services. Deferred revenue is reported in a net position on a contract-by-contract basis at the end of each reporting period. As of March 31, 2022 and June 30, 2021, the deferred revenue balance was $65.2 million and $69.0 million, respectively. For the nine months ended March 31, 2022 and 2021, the Company recognized revenue of $61.8 million and $75.0 million, respectively, related to its deferred revenue.

Remaining Performance Obligations. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The following information represents the total transaction price for the remaining performance obligations as of March 31, 2022 related to non-cancelable contracts, including contracts less than one year in duration, that is expected to be recognized over future periods. In each case the fiscal period represents the year ended June 30.

As of March 31, 2022, the Company had $2.6 billion of remaining performance obligations which represent contracted revenue that has not yet been recognized. The Company expects to recognize approximately $310.0 million of the remaining performance obligations as revenue during the remainder of the fiscal year ending June 30, 2022 ("fiscal 2022"), $880.0 million for fiscal 2023, $650.0 million for fiscal 2024, $410.0 million for fiscal 2025, $250.0 million for fiscal 2026, and $70.0 million thereafter. The remaining performance obligations exclude future transaction revenue where revenue is recognized as the services are rendered and in the amount to which the Company has the right to invoice.

Costs to Obtain and Fulfill a Contract. The Company capitalizes certain contract acquisition costs consisting primarily of commissions incurred when contracts are signed. The Company does not capitalize commissions related to contracts with a duration of less than one year; such commissions are expensed in selling, general and administrative expenses when incurred. Costs to fulfill contracts are capitalized when such costs are direct and related to transition or installation activities for hosted software solutions. Capitalized costs to fulfill contracts primarily include travel and employee compensation and benefit related costs for the Company's implementation and training teams. Capitalized costs to obtain a contract and most costs to fulfill a contract are amortized over a period of five years which represents the expected period of benefit of these costs. In instances where the contract term is significantly less than five years, costs to fulfill are amortized over the contract term which the Company believes best reflects the period of benefit of these costs.

As of March 31, 2022 and June 30, 2021, the Company capitalized contract acquisition and fulfillment costs of $217.7 million and $195.7 million, respectively. The Company expects that incremental commission fees incurred as a result of obtaining contracts and fulfillment costs are recoverable. During the nine months ended March 31, 2022 and 2020, the Company recognized cost amortization of $59.8 million and $54.9 million, respectively, and there were no significant impairment losses.

Revenue Disaggregation. The following table presents revenue by category for the three and nine months ended March 31, 2022 and 2021:

	Three Months		Nine Months
	Ended		Ended
	March 31,		March 31,
	2022	2021	2022	2021
Subscription	$356.6	$332.1	$1,051.0	$984.3
Transaction	40.8	43.3	121.9	126.3
Other	62.3	57.7	163.5	142.5
Total Revenue	$459.7	$433.1	$1,336.4	$1,253.1

The Company recognizes subscription revenue over time and substantially all transaction and other revenue at a point in time.

Note 7. Earnings per Share

The numerator for basic and diluted earnings per share is net earnings attributable to CDK. The denominator for basic and diluted earnings per share is based on the weighted average number of shares of the Company's common stock outstanding during the applicable reporting periods. Diluted earnings per share also reflects the dilutive effect of unexercised in-the-money stock options and unvested restricted stock.

The following table summarizes the components of earnings per share:

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2022	2021	2022	2021
Net earnings from continuing operations attributable to CDK	$68.5	$45.1	$201.8	$147.8
Net (loss) earnings from discontinued operations	(2.4)	815.8	(0.3)	837.1
Net earnings attributable to CDK	$66.1	$860.9	$201.5	$984.9

Weighted average shares outstanding:
Basic	117.1	122.0	118.8	121.9
Effect of dilutive securities (1)	1.0	0.9	0.9	0.6
Diluted	118.1	122.9	119.7	122.5

Net earnings (loss) attributable to CDK per share - basic:
Continuing operations	$0.58	$0.37	$1.70	$1.21
Discontinued operations	(0.02)	6.69	—	6.87
Total net earnings attributable to CDK per share - basic	$0.56	$7.06	$1.70	$8.08

Net earnings (loss) attributable to CDK per share - diluted:
Continuing operations	$0.58	$0.36	$1.68	$1.21
Discontinued operations	(0.02)	6.64	—	6.83
Total net earnings attributable to CDK per share - diluted	$0.56	$7.00	$1.68	$8.04

(1)The dilutive effect of outstanding stock options, restricted stock units, restricted stock, and performance share units is reflected in the diluted weighted average shares outstanding using the treasury stock method.

The weighted average number of shares outstanding used in the calculation of diluted earnings per share does not include the effect of anti-dilutive securities. The potential common shares excluded were 1.5 million and 0.7 million for the three months ended March 31, 2022 and 2021, respectively, and 1.4 million and 1.0 million for the nine months ended March 31, 2022 and 2021, respectively.

Note 8. Allowance for Credit Losses

Credit loss expense is included in selling, general and administrative expenses in the Consolidated Statements of Operations. The following tables provide a rollforward of the allowance for credit losses that is deducted from the amortized cost basis to present the net amount expected to be collected as of March 31, 2022 and 2021.

	Accounts	Other current
	receivable, net	assets	Other assets	Total
Balance as of June 30, 2021	$6.3	$0.7	$9.2	$16.2
Provision (release of provision) for expected credit losses	0.9	(0.1)	1.5	2.3
Write-offs	(4.6)	—	—	(4.6)
Other	0.8	—	—	0.8
Balance as of March 31, 2022	$3.4	$0.6	$10.7	$14.7

	Accounts	Other current
	receivable, net	assets	Other assets	Total
Balance as of June 30, 2020	$10.6	$—	$—	$10.6
Cumulative-effect adjustment upon adoption	0.7	0.5	8.2	9.4
Provision (release of provision) for expected credit losses	(2.6)	0.6	1.2	(0.8)
Write-offs	(1.8)	—	—	(1.8)
Other	0.2	—	—	0.2
Balance as of March 31, 2021	$7.1	$1.1	$9.4	$17.6

Note 9. Leases

CDK as a Lessor. The Company's hardware-as-a-service arrangements, in which the Company provides customers continuous access to CDK owned hardware, such as networking and telephony equipment and laser printers, are accounted for as sales-type leases under ASU N0. 2016-02 "Leases (Topic 842)" ("ASC 842"), primarily because they do not contain substantive substitution rights. Since the Company elected to not reassess prior conclusions related to arrangements containing leases, the lease classification, and the initial direct costs, only hardware leases that commenced or are modified on or subsequent to July 1, 2019, are accounted for under ASC 842. Historically, the Company has accounted for these arrangements as a distinct performance obligation under the revenue recognition guidance and recognized revenue over the term of the arrangement. Sales-type lease arrangements follow the Company’s customary contracting practices and, generally, include a fixed monthly fee for the lease and non-lease components for the duration of the contract term. The Company does not typically provide renewal, termination or purchase options to its customers.

The Company recognizes net investment in sales-type leases based on the present value of the lease receivable when collectability is probable. The Company accounts for lease and non-lease components such as maintenance costs, separately. Consideration is allocated between lease and non-lease components based on stand-alone selling price.

The following summarizes components of net lease income reported in the Consolidated Statements of Operations:

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2022	2021	2022	2021
Revenue (1)	$14.8	$12.4	$48.5	$30.7
Cost of revenue	(9.2)	(10.5)	(29.0)	(28.2)
Interest income	1.1	0.6	2.5	1.6
Total lease income	$6.7	$2.5	$22.0	$4.1

(1)	Revenue from lease components are included in the Other category in the revenue disaggregation table in Note 6 - Revenue.

Note 10. Debt

Long-term debt and finance lease liabilities consisted of:

		March 31, 2022		June 30, 2021
	Maturity Date	Interest Rate	Amount	Interest Rate	Amount
Credit Facilities
Revolving credit facility	May 2026	1.957%	$190.0		$—
Total credit facilities			$190.0		$—

Unsecured Senior Notes
Senior notes, due 2024	October 2024	5.000%	500.0	5.000%	500.0
Senior notes, due 2027	May 2027	4.875%	600.0	4.875%	600.0
Senior notes, due 2029	May 2029	5.250%	500.0	5.250%	500.0
Total unsecured senior notes			1,600.0		1,600.0

Finance lease liabilities			12.8		8.7
Other			—		2.2
Unamortized debt financing costs			(15.0)		(17.3)
Total debt and finance lease liabilities			$1,787.8		$1,593.6
Less: current maturities of long-term debt and finance lease liabilities			10.2		7.1
Total long-term debt and finance lease liabilities			$1,777.6		$1,586.5

Credit Facility. The Company has a five-year senior unsecured revolving credit facility (the "revolving credit facility"). The revolving credit facility provides up to $750.0 million of borrowing capacity and includes a sub-limit of up to $100.0 million for loans in euro, pound sterling, and, if approved by the revolving lenders, other currencies. The average outstanding balances of the revolving credit facility were $212.7 million and zero for the three months ended March 31, 2022 and 2021, respectively, and $141.3 million and $58.1 million for the nine months ended March 31, 2022 and 2021, respectively.

Unamortized Debt Financing Costs. Debt financing costs are amortized over the terms of the related debt instruments and recorded to interest expense on the Consolidated Statements of Operations.

Finance Lease Liabilities. The Company has lease agreements for equipment, which are classified as finance lease liabilities. Refer to Note 9 - Leases for scheduled maturities and additional information relating to finance lease liabilities.

Fair Value. The Company's senior notes are considered Level 2 fair value measurements in the fair value hierarchy and the approximate aggregate fair value is based on quoted market prices for similar instruments. The fair value of the revolving credit facility is equal to its carrying value as the Company has the ability to repay the outstanding principal at par value at any time. The approximate fair values and related carrying values of the long-term debt, including current maturities and excluding unamortized debt financing costs, are as follows:

	March 31, 2022	June 30, 2021
Fair value	$1,646.4	$1,746.8
Carrying value	1,612.8	1,610.9

Note 11. Income Taxes

Provision for Income Taxes. Income tax expense was $25.9 million and $24.1 million for the three months ended March 31, 2022 and 2021, respectively. The effective tax rate, expressed by calculating the provision for income taxes as a percentage of earnings before income taxes, was 27.0% and 33.8% for the three months ended March 31, 2022 and 2021, respectively. The effective tax rate for the three months ended March 31, 2022 differed from the U.S. federal statutory rate of 21.0% primarily due to state and local income taxes and non-deductible officers' compensation. The effective tax rate for the three months ended March 31, 2021 differed from the U.S. federal statutory rate of 21.0% primarily due to $7.0 million of tax expense for a valuation allowance on a deferred tax asset for the future capital loss on an equity method investment that was not expected to be realized and $1.3 million tax expense for non-deductible officers' compensation, offset by a $2.4 million tax benefit related to a prior year.

Income tax expense was $75.1 million and $73.8 million for the nine months ended March 31, 2022 and 2021, respectively. The effective tax rate, expressed by calculating the provision for income taxes as a percentage of earnings before income taxes, was 26.6% and 32.4%, for the nine months ended March 31, 2022 and 2021, respectively. The effective tax rate for the nine months ended March 31, 2022 differed from the U.S. federal statutory rate of 21.0% primarily due to state and local income taxes and non-deductible officers' compensation, partially offset by a $2.0 million benefit due to the expiration of the statute of limitations related to certain transfer pricing exposures. The effective tax rate for the nine months ended March 31, 2021 differed from the U.S. federal statutory rate of 21.0% primarily due to $7.0 million of tax expense for a valuation allowance on a deferred tax asset for the future capital loss on an equity method investment that was not expected to be realized, $4.8 million of tax expense from non-deductible officers' compensation, $1.7 million of tax expense related to a prior year, and $1.4 million of tax expense from recording valuation allowances on U.S. foreign tax credits.

Valuation Allowances. The Company had valuation allowances of $14.8 million and $13.6 million as of March 31, 2022 and June 30, 2021, respectively, because the Company has concluded it is more likely than not that it will be unable to utilize certain net operating carryforwards, capital loss carryforwards, and U.S. tax credits. As of each reporting date, the Company's management considers new evidence, both positive and negative, which could impact management's view with regard to future realization of deferred tax assets.

Unrecognized Income Tax Benefits. As of March 31, 2022 and June 30, 2021, the Company had unrecognized income tax benefits of $15.7 million and $23.0 million, respectively. These amounts, when netted against offsetting receivables, would have a net impact on tax expense of $(0.3) million and $3.9 million, respectively, if recognized. During the nine months ended March 31, 2022, the Company primarily decreased its unrecognized income tax benefits due to expiration of the statute of limitations. It is reasonably possible that the unrecognized income tax benefits will provide a tax benefit of $1.0 million within the next twelve months.

Note 12. Commitments and Contingencies

Legal Proceedings. From time to time, the Company is subject to various claims and is involved in various legal, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business activities, including those noted in this section. Although management at present has no basis to conclude that the ultimate outcome of these proceedings, individually and in the aggregate, will materially harm the Company's financial position, results of operations, cash flows, or overall trends, legal proceedings and related government investigations are subject to inherent uncertainties, and unfavorable rulings or other events could occur. Unfavorable resolutions could include substantial monetary damages. In addition, in matters for which injunctive relief or other conduct remedies are sought, unfavorable resolutions could include an injunction or other order prohibiting the Company from selling one or more products at all or in particular ways, precluding particular business practices, or requiring other remedies. An unfavorable outcome may result in a material adverse impact on the Company's business, results of operations, financial position, and overall trends. The Company might also conclude that settling one or more such matters is in the best interests of its stockholders, employees, and customers, and any such settlement could include substantial payments.

Competition Matters. The Company is currently involved in the following antitrust lawsuits that set forth allegations of anti-competitive agreements between the Company and The Reynolds and Reynolds Company ("Reynolds") relating to the manner in which the defendants control access to, and allow integration with, their respective Dealer Management System ("DMS"), and that seek, among other things, treble damages and injunctive relief. These lawsuits have been transferred to, or filed in, the U.S. District Court for the Northern District of Illinois for consolidated and coordinated pretrial proceedings as part of a multi-district litigation proceeding ("MDL").

•	Teterboro Automall, Inc. d/b/a Teterboro Chrysler Dodge Jeep Ram ("Teterboro") brought a putative class action suit on behalf of itself and all similarly situated automobile dealerships against CDK Global, LLC and Reynolds. Teterboro’s suit was originally filed on October 19, 2017, in the U.S. District Court for the District of New Jersey.

Since that time, several more putative class actions were filed in a number of federal district courts, with substantively similar allegations; all of them have been consolidated with the MDL proceeding. On June 4, 2018, a consolidated class action complaint was filed on behalf of a putative class made up of all dealerships in the United States that directly purchased DMS and/or allegedly indirectly purchased DMS or data integration services from CDK Global, LLC or Reynolds ("Putative Dealership Class Plaintiffs"). CDK Global, LLC moved to dismiss the complaint, or in the alternative, compel arbitration of certain of the cases while staying the remainder pending the outcome of those arbitration proceedings; its motion to dismiss was granted in part and denied in part, while its motion to compel arbitration was denied. On February 22, 2019, CDK Global, LLC filed an answer to the remaining claims in Putative Dealership Class Plaintiffs' complaint and asserted counterclaims against the Putative Dealership Class Plaintiffs. The Putative Dealership Class Plaintiffs filed a motion to dismiss CDK Global, LLC’s counterclaims; that motion was granted in part and denied in part on September 3, 2019. On October 23, 2018, the Putative Dealership Class Plaintiffs and Reynolds filed a motion for preliminary approval of settlement and for conditional certification of the proposed settlement class. The court finally approved that settlement on January 22, 2019. The parties' cross-motions for summary judgment and Daubert motions were fully briefed as of September 28, 2020. On January 21, 2022 the court issued a memorandum opinion and order with respect to the Daubert motions, granting the motions in part and denying in part. The parties’ cross-motions for summary judgment remain pending.

•	Loop LLC d/b/a AutoLoop ("AutoLoop") brought suit against CDK Global, LLC on April 9, 2018, in the U.S. District Court for the Northern District of Illinois, but reserved its rights with respect to remand to the U.S. District Court for the Western District of Wisconsin at the conclusion of the MDL proceedings. On June 5, 2018, AutoLoop amended its complaint to sue on behalf of itself and a putative class of all other automotive software vendors in the United States that purchased data integration services from CDK Global, LLC or Reynolds. CDK Global, LLC moved to compel arbitration of AutoLoop's claims, or in the alternative, to dismiss those claims; that motion was denied on January 25, 2019. CDK Global, LLC filed an answer to AutoLoop’s complaint and asserted counterclaims against AutoLoop on February 15, 2019. AutoLoop filed an answer to CDK Global, LLC's counterclaims on March 8, 2019. The parties' cross-motions for summary judgment and Daubert motions were fully briefed as of September 28, 2020. On January 21, 2022 the court issued a memorandum opinion and order with respect to the Daubert motions, granting the motions in part and denying in part. The parties’ cross-motions for summary judgment remain pending.

The Company believes that the remaining unsettled cases are without merit and will continue to vigorously contest all asserted claims. Nonetheless, in light of the Company's settlements with Authenticom, i3 Brands, MVSC, and Cox and its continued expenditure of legal costs to contest the remaining claims, the Company has determined that a loss of some measure is probable and can be reasonably estimated. As of March 31, 2022 and June 30, 2021, the litigation liability for the remaining unsettled cases was $34.0 million and $34.0 million, respectively. This estimated loss is based upon currently available information and represents the Company's best estimate of such loss. Estimating the value of this estimated loss involved significant judgment given the uncertainty that still exists with respect to the remaining unsettled cases due to a variety of factors typical of complex, large scale litigation, including, among others: (i) formative issues, including: (a) the causes of action the plaintiffs can pursue; (b) the definition of the class(es) of plaintiffs; (c) the types of damages that can be recovered; and (d) whether plaintiffs can establish loss causation as a matter of law, all of which have yet to be determined pending the outcome of dispositive motions (e.g., motions for class certification and motions for summary judgment); (ii) significant factual issues remain to be resolved; (iii) expert perspectives with respect to, among other things, alleged antitrust injury and damages is widely divergent and remains subject to dispositive motions; (iv) the absence of productive settlement discussions to date with the remaining plaintiffs; and (v) the novel or uncertain nature of the legal issues presented. For these same reasons, the Company cannot reasonably estimate a maximum potential loss exposure at this time. In addition, the Company's estimate does not incorporate or reflect the potential value of the Company's counterclaims against certain of the plaintiffs in the ongoing cases. The legal proceedings underlying the estimated litigation liability will change from time to time and actual results may vary significantly from the estimate. As noted above, an adverse result in any of the remaining cases could have a material adverse effect on the Company's business, results of operations, financial condition, or liquidity.

On June 22, 2017, the Company received from the Federal Trade Commission ("FTC") a Civil Investigative Demand consisting of specifications calling for the production of documents relating to any agreements between the Company and Reynolds. Parallel document requests have been received from certain states' Attorneys General. Since 2017, the Company has engaged in continuing communication with and received subsequent requests from the FTC related to its investigation. The Company has responded to the requests and no proceedings have been instituted. The Company believes there has not been any conduct by the Company or its current or former employees that would be actionable under the antitrust laws in connection with the agreements between the Company and Reynolds or otherwise. At this time, the Company does not have sufficient information to predict the outcome of, or the cost of responding to or resolving, these investigations.

Other Commitments and Contingencies. In the normal course of business, the Company may enter into contracts in which the Company makes representations and warranties that relate to the performance of the Company's services and products. The Company does not expect any material losses related to such representations and warranties.

The Company has provided approximately $28.1 million of guarantees as of March 31, 2022 in the form of surety bonds issued to support certain licenses and contracts which require a surety bond as a guarantee of performance of contractual obligations. In general, the Company would only be liable for the amount of these guarantees in the event the Company defaulted in performing the obligations under each contract, of which, the probability is remote.

The Company had a total of $1.8 million in letters of credit outstanding as of March 31, 2022 primarily in connection with insurance programs.

Note 13. Subsequent Events

On April 7, 2022, the Company entered into a merger agreement to be acquired by Brookfield Business Partners, together with institutional partners (collectively “Brookfield”). Pursuant to the terms of the merger agreement, on April 22, 2022, an affiliate of Brookfield commenced a tender offer (the "Offer") to acquire all of the outstanding shares of common stock of the Company at a per share price of $54.87 in cash. The merger agreement includes customary representations, warranties, and covenants of the parties, including termination provisions for both the Company and Brookfield and a mutual termination right if the Offer has not been consummated on or before October 7, 2022. The closing of the Offer will be subject to certain conditions, including the tender of shares representing at least a majority of the total number of the CDK’s outstanding shares and other customary conditions. Under the merger agreement, the Company may be required to pay Brookfield a termination fee of $181.5 million if the agreement is terminated under specified circumstances. The merger agreement additionally provides that Brookfield may be required to pay the Company a termination fee of $594.0 million under specified circumstances. Following the consummation of the Offer, the remaining shares of common stock of the Company (other than as set forth in the merger agreement) will be acquired through a second-step merger. The transaction is expected to close in the third quarter of calendar year 2022.

On April 20, 2022, the Company commenced tender offers to purchase for cash any and all of its issued and outstanding senior notes and related solicitations of consents to the adoption of certain proposed amendments. The consummation of these tender offers for the senior notes and related consent solicitations is not a condition to the consummation of the acquisition of all of the outstanding shares of common stock of the Company.